Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated November 6, 2013
Registration Statement No. 333-178097

PRICING TERM SHEET

$400,000,000 2.650% Senior Unsecured Notes due November 15, 2018 $400,000,000 5.850% Senior Unsecured Notes due November 15, 2043

Issuer:	Buckeye Partners, L.P.

Ratings*:	Baa3 (Moody’s) / BBB- (S&P)

Trade Date:	November 6, 2013

Settlement Date:	November 14, 2013 (T+5)

Principal Amount:	$400,000,000 for the 2018 Notes $400,000,000 for the 2043 Notes

Maturity Date:	November 15, 2018 for the 2018 Notes November 15, 2043 for the 2043 Notes

Coupon:	2.650% for the 2018 Notes 5.850% for the 2043 Notes

Interest Payment Dates:	Semi-annually each November 15 and May 15, commencing May 15, 2014

Price to Public:	99.823% of the principal amount for the 2018 Notes 98.581% of the principal amount for the 2043 Notes

Net Proceeds:	$787,716,000 after deducting the underwriting discount

Benchmark Treasury:	1.250% due October 31, 2018 2.875% due May 15, 2043

Benchmark Treasury Yield:	1.338% for the 2018 Notes 3.802% for the 2043 Notes

Reoffer Spread to Benchmark	+ 135 bps for the 2018 Notes + 215 bps for the 2043 Notes

Yield to Maturity:	2.688% for the 2018 Notes 5.952% for the 2043 Notes

Mandatory Redemption:

If the issuer’s acquisition contemplated by the issuer’s definitive agreement with Hess Corporation is not consummated, or the purchase agreement is terminated, in each case, on or prior to July 9, 2014 (unless extended by the issuer to a date not later than January 9, 2015), the issuer will be required to redeem all of the 2018 Notes then outstanding at 101% of their initial offering price, plus accrued and unpaid interest to the date of redemption.

Make-Whole Call:	T + 20 bps for the 2018 Notes T + 35 bps for the 2043 Notes

Optional Redemption:

At any time prior to the date that is one month prior to the maturity date of the 2018 Notes or six months prior to the maturity date of the 2043 Notes, such series of notes may be redeemed, in whole or from time to time in part, at the issuer’s option at an amount equal to the greater of (1) 100% of the principal amount of the series of notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on such series of notes (exclusive of interest accrued but unpaid to the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 20 basis points, in the case of the 2018 Notes and 35 basis points, in the case of the 2043 Notes, in each case plus accrued and unpaid interest, if any, on the principal amount being redeemed to such redemption date.

At any time on or after the date that is one month prior to the maturity date of the 2043 Notes or six months prior to the maturity date of the 2043 Notes, such series of notes may be redeemed, in whole or from time to time in part, at the issuer’s option at a redemption price equal to 100% of the principal amount of the notes to be redeemed on that redemption date plus accrued and unpaid interest on the notes of such series redeemed to the date of redemption.

CUSIP:	118230AL5 for the 2018 Notes 118230AM3 for the 2043 Notes

ISIN:	US118230AL56 for the 2018 Notes US118230AM30 for the 2043 Notes

Joint Book-Running Managers:	Barclays Capital Inc. SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC Deutsche Bank Securities Inc. J.P. Morgan Securities LLC UBS Securities LLC

Co-Managers:	BNP Paribas Securities Corp. RBC Capital Markets, LLC BB&T Capital Markets, a division of BB&T Securities, LLC PNC Capital Markets LLC SMBC Nikko Securities Americas, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision of withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, SunTrust Robinson Humphrey, Inc. at 1-800-685-4786 or Wells Fargo Securities, LLC at 1-800-326-5897.